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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AT HOME CORPORATION
                               -------------------
                                (Name of Issuer)


               SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            ------------------------
                         (Title of Class of Securities)


                                    045919101
                            ------------------------
                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2001
                            -------------------------
           (Date of Events Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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      This Amendment No. 7 amends the Schedule 13D originally filed on March
19, 1999 (as amended by Amendment No. 1 filed on March 30, 2000, Amendment No. 2 filed on September 5, 2000, Amendment No. 3 filed on January 12, 2001, Amendment No. 4 filed on April 19, 2001, Amendment No. 5 filed on May 22, 2001, and Amendment No. 6 filed on June 12, 2001, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA
94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment No. 7 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B common stock, par value $0.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 7 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the
Schedule 13D, as amended by this Amendment No. 7.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      On September 28, 2001, AT&T entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Excite@Home and certain subsidiaries of Excite @Home, pursuant to which AT&T agreed to purchase essentially all of Excite@Home's broadband internet access businesses assets for a purchaser price of $307 million in cash (the "Asset Purchase"). The Asset Purchase and the related transactions contemplated by the Asset Purchase Agreement are subject to the terms and conditions set forth in the Asset Purchase Agreement. The Asset Purchase and the Asset Purchase Agreement were approved by unanimous vote of the directors of Excite@Home who are not affiliated with AT&T.

      Also on September 28, 2001, Excite@Home announced that it and certain of its subsidiaries had filed voluntary petitions for reorganization relief under Chapter 11 of the United States Bankruptcy Code and were seeking approval of the Asset Purchase and the related transactions contemplated by the Asset Purchase Agreement in accordance with Section 363 of Chapter 11 of the United States Bankruptcy Code. Completion of the Asset Purchase and such related transactions is subject to the emergence of higher and better offers from third parties satisfaction of certain conditions, including the timely approval of the bankruptcy court.




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      The Asset Purchase Agreement and the transactions contemplated thereby could result in some or all of the events referred in items (ii), (iii),
(iv), (vi) or (x) listed below. In addition, Excite@Home's bankruptcy filing could result in the event referred to in item (viii) listed below. Except as set forth herein, neither AT&T nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any current plan or proposal which relates to or would result in:

   (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer,

   (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (iv) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (v) any material change in the present capitalization or dividend policy of the Issuer;

   (vi) any other material change in the Issuer's business or corporate structure;

   (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer;

   (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or

   (x)    any action similar to any of those enumerated above.

Notwithstanding the foregoing, AT&T may determine to change its investment intent with respect to the Issuer at any time in the future, and reserves its right to exercise certain rights that it has, under certain conditions, to terminate and not complete the Asset Purchase. In reaching any conclusion as to its future course of action, AT&T will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to AT&T, developments with respect to the business of AT&T, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. AT&T reserves the right, based on all relevant factors, to acquire additional


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shares of the Common Stock of the Issuer in the open market, in privately negotiated transactions or from the Issuer, including pursuant to the exercise of preemptive rights under the Stockholders' Agreement, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in the list above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 is repeated and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.    Press Release, dated September 28, 2001.













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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2001

                                    AT&T CORP.

                                    By:  /s/ Steven Garfinkel
                                        ----------------------------------
                                    Name:   Steven Garfinkel
                                    Title:  Assistant Secretary

























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                              INDEX OF EXHIBITS
                              -----------------



1.    Press Release, dated September 28, 2001.

















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